New Found Gold Announces US$75 Million Term Sheet to

Advance Queensway Development

TORONTO, Canada - March 5, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSXV: NFG | NYSE American: NFGC) is pleased to announce that it has entered into a non-binding term sheet for an up to US$75,000,000 loan facility (the "Loan Facility").

The proceeds from the Loan Facility will be used as financing for the development of the Company's 100% owned Queensway Gold Project ("Queensway" or the "Project") in Newfoundland and Labrador, Canada, including the procurement of long lead items, early construction activities, upgrading and expanding the Company's 100% owned Pine Cove Mill to accommodate Queensway Phase 1 off-site milling, and general working capital purposes. The Loan Facility, alongside cashflow from the Hammerdown Gold Project ("Hammerdown"), is an important component of the Company's overall finance strategy.

"We are pleased to enter into the term sheet for this debt financing, which will support Phase 1 of our flagship Queensway Gold Project and enable us to remain on track with the development timeline outlined in our 2025 PEA," commented Keith Boyle, CEO of New Found Gold. "Once the Loan Facility is in place, we will be well capitalized as we advance towards a formal construction decision later this year, taking us closer to production at Queensway, which showcases a solid low-cost production profile via a phased mine plan, near-term cash flow generation and significant upside through exploration, as we aim for first production in late 2027."1

Pursuant to the non-binding term sheet, the Loan Facility will be documented by way of a senior secured debenture and advanced in two tranches: US$50,000,000 to be funded at closing ("Tranche 1") and, subject to the satisfaction of certain conditions and if required by the Company, an additional US$25,000,000 to be funded no later than 15 months after closing ("Tranche 2") at no additional standby fee. Both tranches will be subject to customary arrangement fees. The Loan Facility will bear interest at a fixed annual rate of 9.25% payable quarterly in arrears and will have a term of 24 months, and will be subject to a quarterly administration fee based on a fixed annual fee of 0.50%.  The Company will have the option to extend the term by an additional six months.  The funds to be advanced reflect principal amounts subject to an original issue discount, which will increase if the term is extended.

In connection with the Loan Facility and subject to the approval of the TSX Venture Exchange ("TSXV"), the Company will issue to Nebari Natural Resources Credit Fund II, LP (the "Lender") at closing non-transferable warrants for the purchase of common shares in the Company. The warrants issued in connection with Tranche 1 will have an aggregate value of US$3,750,000, and the warrants issued in connection with Tranche 2 will have an aggregate value of US$1,875,000. Each warrant will be exercisable for one common share of the Company at an exercise price equal to a 25% premium to the lower of the volume weighted average price of the common shares of the Company on the TSXV for the 20 trading days prior to (a) the date hereof, and (b) the date the warrants are issued, provided that the exercise price will not be below the market price as determined by the TSXV. The warrants will be exercisable for a period of 24 months following closing. If the Company extends the term of the loan by an additional six months, the expiration date of the warrants will also be extended by six months if permitted by the TSXV.

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1 See the New Found Gold technical report titled "NI 43-101 Technical Report for the Queensway Gold Project, Newfoundland and Labrador, Canada", dated Sept. 2, 2025 prepared by SLR Consulting (Canada) Ltd.

All direct and indirect subsidiaries of the Company will guarantee the Loan Facility.  The Company and such guarantors will secure the Loan Facility with first-lien security interests over all of their present and after-acquired real and personal property.

The provision of the Loan Facility remains subject to customary conditions precedent, such as the negotiation, execution, delivery and registration of definitive financing documents, completion of due diligence to the Lender's satisfaction, receipt of all necessary corporate and regulatory approvals (including approval of the TSXV), and approval by the Lender's Investment Committee. The term sheet includes a mutual break fee in the event of a termination by either party prior to closing.

Cutfield Freeman & Co. Ltd. ("CF&Co"), an independent global mining finance advisory firm, is acting as financial advisors to the Company in relation to the Loan Facility and its overall project finance strategy (see the New Found Gold press release dated November 28, 2025).

The Company appreciates the interest from other finance providers who were willing to support New Found Gold and were eager to be part of our Company's growth.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of warrants in any state in which such offer, solicitation or sale would be unlawful. The warrants have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act, and applicable state securities laws.

About New Found Gold Corp.

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in Queensway and Hammerdown, which includes the Hammerdown deposit and fully permitted milling and tailings facilities. The Company is currently focused on advancing its flagship Queensway to production and bringing the Hammerdown deposit into commercial gold production.

In July 2025, the Company completed a PEA at Queensway (see New Found Gold press release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential that covers a +110 km strike extent along two prospective fault zones at Queensway.

Through 2025 New Found Gold built a new board of directors and management team and has a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp and https://x.com/newfoundgold.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of Canadian and United States securities legislation, including statements regarding the non-binding term sheet for the Loan Facility; the proposed terms of the Loan Facility, including the amounts to be funded and the timing thereof; the arrangement and administration fees; the interest rate; the term of the Loan Facility; the terms of the warrants to be issued in connection with the Loan Facility, including the aggregate value of each tranche, the calculation of the exercise price and the exercise period; the guarantees and security interests to be granted in connection with the Loan Facility; the expected use of proceeds; the Company's overall finance strategy; the Company's advancement towards a formal construction decision at Queensway; the future production at Queensway; and the Company's focus on growth and value creation. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange and NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and on the website of the United States Securities and Exchange Commission at www.sec.gov for a more complete discussion of such risk factors and their potential effects.